Confidential Treatment Requested by Colgate-Palmolive Company

[On Colgate-Palmolive Company Letterhead]

Via Edgar and E-mail

July 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012 and Response Letter dated June 3, 2013 (File No. 1-644)

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated June 13, 2013 regarding our most recently filed Annual Report on Form 10-K and our response letter dated June 3, 2013, as indicated above. For your convenience, each of your comments is repeated below followed by our responses.

Enclosed with this letter is supplemental information provided in response to comment one, two and three of your June 13, 2013 letter.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements, page 42

15. Segment Information, page 78

1.
We note your response to comment one from our letter dated May 17, 2013. Please respond separately to each bullet below for (i) your Europe and South Pacific operating segments that are aggregated and (ii) your Asia and Africa/Eurasia operating segments that are aggregated:

•
Please tell us whether you expect the operating profit margins of each operating segment being aggregated to converge over time. If so, please tell us your basis for this expectation, including the specific changes in each operating segment that you believe will occur and why, as well as the expected convergence time frame.

•
Please explain in greater detail the business reason(s) for each material difference between operating segments in the percentage change in net sales, gross profit and/or operating profit for each of the periods being compared in the Attachments to your response. In doing so, please also explain how you considered each of these differences in determining that the operating results of the operating segments trend together and that the operating segments are economically similar.

Confidential Treatment Requested by Colgate-Palmolive Company

Response

As mentioned above, the Company has responded to the Staff's comment supplementally under separate cover.

2.
In your response to comment one from our letter dated May 17, 2013, you say that the somewhat higher operating profit margin in the South Pacific operating segment is due to higher gross profit and lower selling, general and administrative expenses, both as a percentage of net sales, as average selling prices in this operating segment are higher relative to average selling prices in the Europe operating segment. In addition, over the most recently completed four-year period ended December 31, 2012, on a compound annual basis, net sales, gross profit and operating profit all decreased in the Europe operating segment, while they all increased in the South Pacific operating segment. You state that the difference in net sales growth is as a result of the current European economic crisis. It appears that the European economic crisis did not have the same impact on the South Pacific operating segment's results. Please explain in greater detail how you considered each of the items noted above in concluding that these two operating segments are economically similar.

Response

As mentioned above, the Company has responded to the Staff's comment supplementally under separate cover.

3.
In your response to comment one from our letter dated May 17, 2013, you say that the higher operating profit as a percentage of net sales in the Asia operating segment reflects lower selling, general and administrative expenses as a percentage of net sales due to greater economies of scale achieved in the Asia operating segment as that business is larger and less fragmented than the Company's business in the Africa/Eurasia operating segment. In addition, over the most recently completed four-year period ended December 31, 2012, on a compound annual basis, net sales and gross profit grew at a much higher rate in the Asia operating segment than in the Africa/Eurasia operating segment. Please explain in greater detail how you considered each of the items noted above in concluding that these two operating segments are economically similar.

Response

As mentioned above, the Company has responded to the Staff's comment supplementally under separate cover.

Confidential Treatment Requested by Colgate-Palmolive Company

In connection with its response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

Enclosure

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Lisa Etheredge,
U.S. Securities and Exchange Commission,
Staff Accountant

Confidential Treatment Requested by Colgate-Palmolive Company

SUPPLEMENTAL INFORMATION

[Redacted]

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